[Orrick, Herrington & Sutcliffe LLP Letterhead]
July 6, 2006
Rolaine S. Bancroft, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	National City Bank
National City Credit Card Master Trust
National City Credit Card Master Note Trust
Registration Statement on Form S-3
Filed on February 6, 2006 (No. 333-131614)
Responses to Comment Letter dated March 6, 2006
Dear Ms. Bancroft:
     On behalf of National City Bank (“National City”), as sponsor, originator and sole equity owner of the National City Credit Card Master Note Trust (the “Note Trust”) and as originator and servicer of the National City Credit Card Master Trust (the “Master Trust”), this letter responds to your letter dated March 6, 2006 (the “Comment Letter”), providing comments on the Registration Statement on Form S-3 (the “Registration Statement”) submitted on February 6, 2006 by National City, on behalf of the Note Trust and the Master Trust.
     For your convenience, each of the Securities and Exchange Commission (the “SEC”) staff’s comments has been reproduced below, followed by National City’s response. Enclosed with this letter is Amendment No. 1 to the Registration Statement (“Amendment No. 1”) dated as of July 6, 2006. All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers refer to pages in Amendment No. 1.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

General

Comment 1:	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:	National City confirms that each of National City (CIK number 0001116623), the Master Trust (CIK number 0000934843), and the Note Trust (CIK number 0001332961) has been current and timely with reporting under the Securities Exchange Act of 1934, as amended, during the last twelve months with respect to asset-backed securities involving credit card receivables. No other National City affiliates have offered asset-backed securities involving credit card receivables.

Comment 2:	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:	National City confirms that all material terms to be included in the finalized agreements will also be disclosed in the final 424(b) prospectus and such agreements will be filed in accordance with Item 1100(f) of Regulation AB.

Comment 3:	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:	National City confirms that it will file unqualified legal and tax opinions at the time of each takedown.

Comment 4:	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:	National City confirms that the prospectus includes all assets, credit enhancements or other structural features reasonably contemplated at this time to be included in an actual takedown.

Comment 5:	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response:	In response to Comment 5, “Prospectus Supplement Summary—Affiliations and Certain Relationships” has been added to page S-10 of the prospectus supplement.

Prospectus Supplement

Comment 6:	Please provide the disclosure in response to Item 1118 of Regulation AB in an appropriate place in the prospectus supplement. Also, please add this section to the table of contents.

Response:	In response to Comment 6, “Prospectus Supplement Summary—Reports and Additional Information” has been added to page S-10 of the prospectus supplement to provide cross references to the locations in the prospectus and the prospectus supplement where the disclosure required pursuant to Item 1118 of Regulation AB is disclosed. We have also added the above referenced section to the table of contents.

Comment 7:	Refer to the fifth paragraph that appears on the page following the cover page. It appears that you are disclaiming information about credit enhancement and derivative counterparties provided in your registration statement. Please delete the bracketed information or advise how you are not disclaiming liability for disclosure required on the above transaction parties.

Response:	In response to Comment 7, the paragraph referenced above has been deleted.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Summary, page S-2 Master Trust Portfolio, page S-4

Comment 8:	In the fifth bullet point you refer to “premium accounts” and “standard accounts.” We could not locate disclosure regarding these designations. In an appropriate section, please disclose what these accounts are and how they differ.

Response:	In response to Comment 8, the bullet point referenced above has been deleted. National City no longer differentiates between premium and standard accounts.

Credit Enhancement, page S-5

Comment 9:	Please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response:	In response to Comment 9, “Prospectus Supplement Summary—Credit Enhancement—General” has been added to page S-5 of the prospectus supplement.

Shared Excess Finance Charge Amounts, page S-9 Shared Excess Available Principal Amounts, page S-9

Comment 10:	We note that the series notes and other series notes will be included in “Group A.” However, we cannot locate disclosure that explains the purpose of “Group A.” Please define the term “Group A” and explain the purpose of including “Group A” in your transaction.

Response:	In response to Comment 10, “Prospectus Supplement Summary—Group A” has been added to page S-9 of the prospectus supplement.

Fees and Expenses Payable from Finance Charge Amounts, page S-13.

Comment 11:	In your table, please itemize all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We note on page 50 that the issuing entity will pay the indenture

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

trustee reasonable compensation. Additionally, we note on page 60 that the servicer will pay the master trust trustee reasonable compensation. We suggest showing items paid out of the servicer’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Response:	In response to Comment 11, a footnote showing the items paid out of the servicer’s fee has been added to “Fees and Expenses Payable from Series Finance Charge Amounts and Series Available Principal Amounts” on page S-13 of the prospectus supplement and page 52 of the prospectus has been revised to clarify that while the issuing entity has agreed to pay the reasonable expenses of the indenture trustee, such expenses will be paid by the servicer on behalf of the issuing entity.

Derivative Counterparties, page S-18

Comment 12:	Please add brackets to clarify you will provide financial information if the aggregate significance percentage is 10%, or more. Refer to Item 1115(b) of Regulation AB.

Response:	In response to Comment 12, “Transaction Parties—Derivative Counterparties” on page S-18 of the prospectus supplement has been revised.

Supplemental Credit Enhancement, page S-18

Comment 13:	It appears you are using the incorrect measurement to determine whether additional information regarding significant credit enhancement providers is required under Item 1114(b)(1) of Regulation AB. Please revise your bracketed information to clarify you will provide financial information if a credit enhancement provider is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Response:	In response to Comment 13, “Transaction Parties—Supplemental Credit Enhancement or Supplemental Liquidity Providers” on page S-18 of the prospectus supplement has been revised.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Annex I General

Comment 14:	In an appropriate section, please revise to provide disclosure regarding balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please refer to Item 1111(b)(8)(iv) of Regulation AB.

Response:	The disclosure required under Item 1111(b)(8)(iv) of Regulation AB relating to yield percentages is provided in “Annex I: The Bank Portfolio—Revenue Experience” on page A-I-3 of the prospectus supplement.

The information listed in Item 1111(b)(8)(vii) of Regulation AB, relating to reductions granted for refunds, returns, fraudulent charges or other reasons, historically has not been disclosed in credit card securitizations generally and is immaterial. The amount of balance reductions granted for refunds, returns fraudulent charges or others reasons for the master trust has been less than 1% of the total principal receivables in the master trust for each of the last 12 months.

Additionally, there are structural features which insulate investors from the effects of such reductions. As indicated in the second paragraph under “The Master Trust—Defaulted Receivables; Rebates and Fraudulent Charges” on page 78 of the prospectus, if any principal receivable is adjusted because of a rebate or refund, then the Seller Amount, and not the investors’ interests, will be reduced by the amount of such adjustment. Furthermore, the master trust agreement requires that the Seller Amount be maintained at a level above the Required Seller Amount, which is 4% of the total principal receivables in the Master Trust. The Required Seller Amount is sufficiently sized to absorb such adjustments. The Seller Amount is maintained through new purchases and cash advances by cardholders, additions of accounts to the Master Trust and payment of outstanding securities.

Due to the de minimus amount of these reductions and the structural features described above, the reductions listed in Item 1111(b)(8)(vii) are immaterial.

The Bank Portfolio, page A-1-1

Comment 15:	Please define the term “Eligible Accounts” here or provide a cross-reference to the glossary in the prospectus.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Response:	In response to Comment 15, the disclosure has been revised to include a cross-reference to the definition of “Eligible Account” in the glossary of the prospectus.

The Master Trust Portfolio, page A-1-5

Comment 16:	Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to eligibility requirements on Form S-3 section I.B.5.

Response:	In accordance with Form S-3 section I.B.5, National City confirms that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of any measurement date.

Base Prospectus Prospectus Summary, page 1 National City Credit Card Master Trust, page 1

Comment 17:	We note the first full paragraph on page 2 that the bank may designate additional accounts to the master trust at any time without limitation. Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

Response:	National City confirms that account additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

National City Bank and National City Corporation, page 26

Comment 18:	Please disclose the growth of the sponsors’ portfolio of credit card receivables. Refer to Item 1104(c) of Regulation AB.

Response:	In response to Comment 18, “Transaction Parties—National City Bank and National City Corporation” on page 27 of the prospectus has been revised.

Comment 19:	In an appropriate section, please include a discussion of the size, composition and growth of the servicer’s portfolio of serviced credit card accounts. Also, disclose material information in response to Item 1108(b)(2) of Regulation AB.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Response:	In response to Comment 19, “Transaction Parties—National City Bank and National City Corporation” on pages 27-28 of the prospectus supplement has been revised.

The Bank’s Credit Card Activities, page 28 General

Comment 20:	We note that you have contracted with FDR and First Express to perform certain servicing functions. For these parties and for any other unaffiliated servicers that will service 20% or more of the pool assets, please provide disclosure required by Item 1108(b)(3).

Response:	Based on the SEC staff’s December 2005 supplement to its Manual of Publicly Available Telephone Interpretations, it appears that First Express, which provides lockbox and certain related services for National City, may be considered a “servicer” under Regulation AB. “The Bank’s Credit Card Activities—Outsourcing of Servicing” on page 33 of the prospectus has been revised, as necessary, to provide the disclosure required under Item 1108 of Regulation AB, including Item 1108(b)(3).

FDR’s primary responsibilities are limited to back office activities, such as data processing, and producing and mailing credit cards and cardholder statements, which support the bank’s servicing activities but do not themselves constitute servicing. FDR does not enforce or adjust account terms, does not receive or process payments from cardholders and does not otherwise interact directly with cardholders. As a result, FDR has no responsibility for management or collection of pool assets and should not be considered a “servicer” under Regulation AB.

Comment 21:	We also note on page 71 that the bank has the right to delegate any of its responsibilities and obligations to any of its affiliates. In an appropriate section, please include bracketed language to indicate that you will provide the information required by Item 1108(a)(3) of Regulation AB for any affiliate that will participate in the servicing for the pool assets.

Response:	In response to Comment 21, “Transaction Parties—National City Bank and National City Corporation” on page 27 of the prospectus and “The Master Trust—Collection and Other Servicing Procedures” on page 74 of the prospectus have been revised.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Interest, page 37

Comment 22:	While we note the related prospectus supplement will specify the interest rate index or other formula on which the interest for floating rate notes is based, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.

Response:	In response to Comment 22, “Description of the Notes—Interest” on page 39 of the prospectus has been revised.

Derivative Agreements, page 46

Comment 23:	Please delete your second sentence. Alternatively, please provide us with an analysis of how these additional derivative agreements would meet the definition of an asset-backed security. Refer to Item 1101(c)(1) and Instruction 2 to Item 1115 of Regulation AB as well as Section III.A.2.a of SEC Release No. 33-8518.

Response:	In response to Comment 23, the second sentence of “Description of the Notes—Derivative Agreements” on page 49 of the prospectus has been deleted.

Credit Enhancement, page 48 General

Comment 24:	Please delete the phrase “another method of credit enhancement described in the accompanying prospectus supplement.” We view this as a catch-all phrase. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown in the base prospectus.

Response:	In response to Comment 24, the phrase indicated above has been deleted from “Credit Enhancement—General” on page 50 of the prospectus.

Derivative Agreement, page 50

Comment 25:	Please delete your reference to “other similar agreement.” If you want to add other types of derivative agreements, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, revise to include that information here.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Response:	In response to Comment 25, the phrase indicated above has been deleted from “Credit Enhancement—Derivative Agreements, Supplemental Credit Enhancement Agreements and Supplemental Liquidity Agreements” on page 52 of the prospectus.

Comment 26:	We note your second paragraph of this section. Please clarify whether the supplemental credit enhancement and liquidity agreements are the same type that you reference on page 47 and 49 or advise.

Response:	National City has revised page 52 of the prospectus to clarify that the supplemental credit enhancement and liquidity agreements are the same type that are referred to on page 49 of the prospectus.

Addition of Master Trust Assets, page 65

Comment 27:	We note that in the second full paragraph on page 66 you contemplate that master trust assets may also include participations. If you intend to include such participations in the asset pool, comprehensively revise throughout the filing to provide more information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities Act. You may refer to SEC Release 33-8518, Section III.6.

Response:	The Master Trust assets may include participations representing interests in a pool of assets primarily consisting of receivables arising in credit card accounts owned by National City. These participations would be financial assets representing an interest in the underlying credit card receivables solely in order to facilitate the asset-backed issuance and not in order to resecuritize other securities. Currently, National City has no intention of adding participations to the Master Trust. However, if the Master Trust were to acquire such a participation, National City would cause to be filed a new Form S-3 registration statement covering the deemed distribution of any such participation in connection with the offering of notes by the issuing entity pursuant to such registration statement, as contemplated by Rule 190(c) of the Securities Act.

Comment 28:	We note on page 67 that the master trust assets may include accounts acquired from unaffiliated third parties. Please confirm that you will identify any originator, apart from the sponsors or their affiliates, that originated or is expected to originate 10% or more of the pool assets. Also, please confirm that you will disclose each entity’s origination program if the

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

entity is expected to originate 20% or more of the pool assets. Refer to Item 1110 of Regulation AB.

Response:	National City confirms that it will identify any originator, apart from the sponsor or its affiliates, that originated or is expected to originate 10% or more of the pool assets and it will disclose each entity’s origination program if the entity is expected to originate 20% of more of the pool assets.

Certain Matters Regarding the Seller and the Servicer, page 78

Comment 29:	Refer to the first paragraph on page 80. Please tell us whether you would transfer a certificate representing the Seller’s Interest to a third party. If so, please advise whether the certificate would be registered or exempt from registration under the Securities Act.

Response:	Currently, National City has no intention of transferring or assigning any supplemental certificate or any interest in the Seller’s Interest. If National City were to transfer a certificate representing an interest in the Seller’s Interest to a third party, National City confirms that it will do so only pursuant to an effective registration statement or an available exemption from registration under the Securities Act.

Plan of Distribution, page 94

Comment 30:	Please revise the last paragraph on page 94 to clarify that any underwriter or agent participating in the distribution of securities is an underwriter of those securities under the Securities Act.

Response:	In response to Comment 30, “Plan of Distribution” on page 96 of the prospectus has been revised.

Part II Exhibits

Comment 31:	When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Response:	Changes to the pooling and servicing agreement to implement changes to comply with Regulation AB are reflected in the form of the Third Amendment to the pooling and servicing agreement filed as exhibit 4.4 to the Registration Statement. The pooling and servicing agreement along with the First Amendment and the Second Amendment thereto have been filed as exhibits to the Registration Statement.
* * * * *

Rolaine S. Bancroft
Securities and Exchange Commission
July 6, 2006

Respectfully submitted,

/s/ Michael H. Freedman

Michael H. Freedman, Esq.
Enclosures

cc:	David L. Zoeller, National City Bank Glenn S. Arden, Jones Day